UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-37922

ZTO Express (Cayman) Inc.

Building One, No. 1685 Huazhi Road

Qingpu District

Shanghai, 201708

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Exhibit Index

Exhibit 99.1 — Next Day Disclosure Return Dated February 23, 2026

Exhibit 99.2 — Next Day Disclosure Return Dated February 24, 2026

Exhibit 99.3 — Next Day Disclosure Return Dated February 25, 2026

Exhibit 99.4 — Next Day Disclosure Return Dated February 26, 2026

Exhibit 99.5 — Next Day Disclosure Return Dated February 27, 2026

Exhibit 99.6 — Announcement — Date of Board Meeting

Exhibit 99.7 — Next Day Disclosure Return Dated March 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZTO Express (Cayman) Inc.

By	:	/s/ Huiping Yan
Name	:	Huiping Yan
Title	:	Chief Financial Officer

Date: March 2, 2026

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